January 20, 2011
United States Security and Exchange Commission
Division of Corporate Finance
Attn: Mr. John P. Nolan
Senior Assistant Chief Accountant
450 Fifth Street N.W., Mail Stop 4720
Washington, D.C. 20549
RE: Comment Letter 01/11/2011 —
Bank of Commerce Holdings Form 10-K for Fiscal Year Ended December 31, 2009
Forms 10-Q for Fiscal Quarters Ended March 31, 2010, June 30, 2010, and September 30, 2010
File Number: 0-25135
Mr. Nolan:
We appreciate your review of the above referenced Forms 10-K and 10-Q filings with the Securities and Exchange Commission. We understand that the review process is to assist us in compliance with the disclosure requirements and to enhance the disclosures in our filings. Our intent is to file a high quality, accurate, and timely document.
Form 10-Q as of September 30, 2010
Financial Statements, page 3
Note 13 — Fair Value Measurement, page 19
1.	We note you classified all of the impaired loans as Level 3 in your Form 10-K as of December 31, 2009. However, in your current Form 10-Q, we note you have re-classified $2,917 thousand of impaired loans into Level 2 category. Please explain to us the reason for the restatement. Further, we note your disclosure stating “[w]hen the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as non recurring Level 2.” Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans that are measured using current appraisals are not all considered to use Level 3 inputs.
The re-classification of $2,917 thousand was a clerical oversight. The December 31, 2009 Form 10-K accurately reflects the Company’s impaired loans and other real estate owned as non recurring Level 3. In addition, our December 31, 2009 Form 10-K accompanying fair value disclosure states “When the fair value of the collateral is based on a current appraised value, or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.” The September 30, 2010 Form 10-Q fair value disclosure you referenced was typographically incorrect and does not reflect the Company’s application of ASC Topic 820, Fair Value Measurements and Disclosures. We agree that the fair value of impaired loans measured using current appraisals use level 3 inputs. In future filings, we will correct this disclosure to conform to that presented in our Form 10-K for the period ended December 31, 2009.

Note 20 — Gain on Settlement of Put Reserve, page 28
2.	We note your disclosure stating that as part of the original loan “swap” transaction on April 17, 2009, you had a put reserve allowing you to “put back” the outstanding principal balance of certain ITIN loans over a period not to exceed three years from the transaction date. We did not note any discussion of this put in your Form 10-K as of December 31, 2009. Please tell us how you accounted for the put in the financial statements as of December 31, 2009 and through September 30, 2010. Also, while you state the put had an original balance of $3.5 million you also state that the put reserve carried a balance of $2.1 million upon its release. Please tell us and revise future filings to describe the reason for the $1.4 million decrease and how you accounted for it in the financial statements.
As part of the original ITIN loan transaction, we obtained an irrevocable first loss guarantee from the seller that provided us the right to put back delinquent ITIN loans to the seller that were 90 days or more delinquent up to an aggregate amount of $3.5 million. This guarantee was backed by a seller cash deposit with the Company that was restricted for this sole purpose. The seller’s cash deposit was classified as a deposit liability in the Company’s balance sheet. At the end of the term of this loss guarantee, the Company was required to return the cash deposit to the seller to the extent not used to fund losses in the ITIN portfolio.
The Company accounted for the loans returned to the seller under the loss guarantee by derecognizing the loan, debiting cash and relieving the deposit liability. During the period from March 2010 to September 2010, thirteen ITIN loans with an aggregate principal amount of $1.4 million were returned to the seller under the loss guarantee, reducing the deposit liability to approximately $2.1 million prior to reaching the settlement with the seller to eliminate the loss guarantee arrangement. At the date of settlement, the Company received $1.8 million in cash and returned $0.3 million in cash to the seller from the deposit account. Accordingly, the Company recognized a gain upon settlement.
In future filings, we will expand our disclosure to describe the reason for the $1.4 million decrease and expand our disclosure regarding the accounting for the settlement of the loss guarantee.
Management’s Discussion and Analysis, page 29
3.	On page 51 of your Form 10-K as of December 31, 2009, we note your accounting policy for evaluating your allowance on your ITIN loan portfolio which you state is different from how you evaluate your allowance on all of your other loans. You state that you “monitor the credits closely in conjunction with third party servicers to determine the appropriate action to take.” Please clarify to us and revise future filings to provide more specifics on your accounting policy for your ITIN loans. Please clarify to us and revise future filings to explain the specific terms that you monitor and how you determine when to place an ITIN loan on non-accrual status. Please tell us and revise future filings to separately disclose your allowance for loan losses on your ITIN loans as of December 31, 2009 and as of the most recent period presented.
The following provides an overview of the ITIN loan portfolio risk characteristics:
•	Mortgage Insurance — Each ITIN loan has on average 35% of mortgage insurance of its original principal balance.

•	Irrevocable loss guarantee — Approximately 4.36% of the ITIN portfolio could be put back to the seller upon 90 day delinquency.

•	Geographical Diversification — The ITIN portfolio is geographically disbursed across the United States with virtually no exposure to the highly real estate distressed states of California, Nevada, Arizona, Michigan, and Florida.

•	Underwriting — Fully documented files and generally well underwritten loans

•	Seasoning —In general, the ITIN portfolio had over three years of seasoning at the April 17, 2009 closing date.
Given these quantitative and qualitative risk factors, the inherent risk in the ITIN portfolio was initially determined to be relatively moderate. As of December 31, 2009, the allowance for loan losses attributable to the ITIN portfolio was 1.57% of the outstanding principal balance, or $1,229 thousand.
During 2010, related to the ITIN loan portfolio, delinquency rates increased, loss experience increased, and the Company eliminated the irrevocable loss guarantee discussed in our response to comment 2. As a result, we increased the FAS 5 reserve factor for the ITIN loans to 3.71% of the outstanding principal balance, or $2,682 thousand, as of September 30, 2010. The following factors were considered in determining the reserve:
•	Increased delinquencies — 17% of the portfolio was delinquent 30 days or more as of 9/30/2010

•	Servicer modification efforts were generally extending beyond a typical timeframe

•	Mortgage insurance — A small number of mortgage insurance claims have been denied and management has not been able to identify a trend regarding any potential future denials

•	Sale of other real estate owned (OREO) — An emerging trend in the lengthening disposition of ITIN other real estate owned had developed including the potential for decreased recoveries and consequently increased net charge offs.
The statement regarding management actions based on monitoring the credits closely in conjunction with third party servicers refers to ITIN loan modifications and placing the loans on nonaccrual status. Please see our response to comment #5 regarding how we determine when to place an ITIN loan on non-accrual status.
In future filings, we will expand our disclosures related to Company’s accounting policy for allowance for loan losses and how we determine when to place loans on non-accrual status as it pertains to the ITIN loan portfolio.
4.	As a related matter, we note your disclosure on page 55 of your current Form 10-Q stating “[a]s a result of the settlement, the company is now entirely dependent on the general Allowance for Loan and Lease Losses and any specific valuation allowances held against the ITIN portfolio.” Please tell us and clarify future filings to state the meaning of this statement and how it fits in with your accounting policy for recording allowances for loan losses on your ITIN loans, as requested above.
The statement “as a result of the settlement, the company is now entirely dependent on the general Allowance for Loan and Lease Losses and any specific valuation allowances held against the ITIN portfolio” refers to the fact the irrevocable loss guarantee with the seller of the ITIN loans was eliminated in the period and therefore we no longer have the credit enhancement to protect the Company from a portion of the probable credit losses.
Please refer to the Company’s response to comment 3 regarding the Company’s accounting policy for evaluating loan losses relating to the ITIN loans.
5.	We note the balance of your ITIN loans on non-accrual status as of June 30, 2010 and September 30, 2010, but could not find the same information for the ITIN loans as of December 31, 2009 and March 30, 2010. Please tell us the balance of the non-accrual ITIN loans as of such dates and if there were none, why this is so.
In accordance with the Federal Financial Institutions Examination Council’s Reports of Condition and Income (Call Report) Instructions and consistent with industry standards, the Company’s accounting policy does not require a loan to be placed on nonaccrual if the loan is “well secured and in the process of collection.” Management worked with the third party servicers to determine the delinquent ITIN loans that were well secured and in the process of collection. In making the determination, management considered the following:
•	Each ITIN loans has, on average, 35%mortgage insurance of its original principal balance,

•	Collateral valuations, net of estimated selling costs, illustrated a collateral margin,

•	Discussions with our servicers suggested a relatively timely liquidation of the ITIN OREO, and

•	The Company was able to exercise its option under the irrevocable loss guarantee with the seller of the ITIN loans to return the delinquent loans in exchange for cash.
Management determined that full and timely collection of principal and interest was likely for its delinquent ITIN loans during 2009. At December 31, 2009 no ITIN loans were reported as non-accrual.
At March 31, 2010, non-accrual ITIN loans totaled $720 thousand. Non-accrual ITIN loans at March 31, 2010 reflect ITIN loans that were either:
•	ITIN loans moving towards foreclosure where initial valuations suggested impairment and/or were expected to exceed a reasonable timeframe, or

•	ITIN loans in the process of being restructured due to borrower financial difficulty
During the second quarter of 2010, we worked to dispose of OREO resulting from foreclosure on ITIN loans and noted the settlement of mortgage insurance claims became more protracted. Additionally, management continued to evaluate the loss experience and historical performance of the ITIN portfolio and determined that the ITIN loans no longer met the criteria of “well secured and in the process of collection”. Accordingly, in the quarter ended June 30, 2010, the Company began to place ITIN loans on nonaccrual status when the loans became 90 days delinquent.
6.	On the top of page 60 of your current Form 10-Q, you state the $1.7 million settlement gain from the ITIN put reserve was effectively expensed in provisions for loan losses. Since you separately state your $1.7 settlement gain in your statement of income, please tell us and clarify the meaning of this statement in future filings.
The gain on settlement and the increase in the loan loss provision were two separate and distinct events. However, the two events are linked because upon eliminating the irrevocable loss guarantee from the seller, an increase in our ALLL related to the ITIN loans was necessary.
Also, refer to our response to comment 2 regarding our accounting for the use and settlement of the irrevocable loss guarantee.
In future filings, we will expand our disclosures to further describe the separate accounting for the $1.7 million settlement gain and the accounting for the loan loss provision related to our ITIN portfolio.
7.	We note your troubled debt restructurings of $24.7 million and your disclosure stating these loans pertain to eighty restructured loans of which fifty-three were performing. Given the significance of these restructured loans, please tell us and revising future filings to disclose the following:
•	A description of the key features of the modifications including the significant terms modified and whether the modifications are short-term or long-term;

•	Policy on how many payments the borrower needs to make before returning the non-accruing loans to accrual status; and

•	Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).
As of September 30, 2010:

	Number of			Short-term or
Loan Type	Loans	Amount (000s)	Concession(s)	Long-term
ITIN Mortgages	57	$5,829	Interest Rate	Long-term — up to 5 years
Commercial RE	20	$18,143	Interest Rate	Long-term — up to 5 years
Commercial	3	$768	Interest Rate	Long-term — up to 5 years
Total	80	$24,740	—	—
•	Key Modification Features and Concessions:
o	ITINs — With the exception of two loans, the concession granted was an interest rate reduction for a period of up to 5 years. The two exception loans also included an extended maturity of 10 years along with the interest rate reduction.

o	Commercial RE — The concessions granted on the twenty loans was an interest rate reduction in combination with an interest-only period of up to 3 years.

o	Commercial and Industrial Loans — The concessions granted on the twenty loans was an interest rate reduction in combination with an interest-only period of up to 3 years.
•	Non-Accrual Policy — It is the Company’s accounting policy to require a period of sustained performance on the restructured terms (minimum of six monthly payments) before returning any loan back to accrual status.
We will revise future filings to reflect the key modification terms and features on modified loans, our company’s nonaccrual policy and number of payments required prior to returning any loan back to accrual status, and types of concessions made on our restructured loans.
8.	Please tell us and disclose in future filings the amount of modified loans by loan type that you believe do not meet the definition of a troubled debt restructuring.
It is the Company’s accounting policy to designate a modified or restructured loan as a troubled debt restructuring for all circumstances where, because of the borrower’s financial difficulties, a concession is granted that the the company would not normally otherwise consider. All of our modified loans currently meet the definition of a troubled debt restructure and there are no modified loans at September 30, 2010 that do not meet the definition of a troubled debt restructure.
Management will revise future filings to reflect any modified loans that management believes do not meet the definition of a troubled debt restructuring.
9.	Please tell us if you have performed any commercial real estate workouts whereby an existing loan was restructured into multiple new loans (i.e., Note A/Note B structure). If so, please tell us and consider disclosing:
•	The amount of loans that have been restructured using this type of workout strategy in each period presented;

•	The benefits of this workout strategy, including the impact on interest income and credit classification; and

•	The general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.
Management has not performed any commercial real estate workouts where an existing loan has been restructured into multiple new loans such as a Note A and Note B structure.

We understand that the company is responsible for the adequacy and accuracy of all disclosures in the Form 10-K and any other filings and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the company will not assert that staff comments are a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States of America.
We again appreciate your comments intended to strengthen the quality of our reporting and disclosures.
Sincerely,
/s/ Samuel D. Jimenez
Samuel D. Jimenez
Senior Vice President &
Chief Financial Officer
Principal Accounting Officer
1901 Churn Creek Road
Redding, California 96002
(530) 722-3952
Fax: (530) 722-3946
samj@reddingbankofcommerce.com